Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the "Corporation")

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

January 13, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on January 13, 2021 through CNW Group and filed on the system for electronic document analysis and retrieval ("SEDAR") at www.sedar.com under the Corporation's profile.

Item 4.	Summary of Material Change

On January 13, 2021, the Corporation completed a non-brokered private placement (the "Offering"). The Corporation raised C$3,000,000 through the issuance of 2,479,335 common shares (the "Common Shares") at a price of C$1.21 per Common Share.

Insiders of the Corporation subscribed for 2,438,013 Common Shares under the Offering for gross proceeds of $2,950,000. The issuances of Common Shares to insiders pursuant to the Offering are considered related party transactions within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61- 101 Protection of Minority Security Holders in Special Transactions (“MI 61- 101”).

The Corporation relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(b) and 5.7(a) of MI 61-101 101 in respect of the insider participation. The Corporation meets the requirements set out in section 5.5(b) of MI 61-101 because the Common Shares are only traded on the facilities of the TSX Venture Exchange. The Corporation meets the requirements set out in section 5.7(a) of MI 61-101 as neither the fair market value of the gross securities to be issued under the Offering nor the consideration to be paid by the insiders will exceed 25% of the Corporation's market capitalization.

In accordance with applicable Canadian securities law, the securities issued pursuant to the Offering are subject to a four month and one day hold period expiring May 14, 2021.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

On January 13, 2021, the Corporation announced it had completed the Offering raising C$3,000,000 through the issuance of 2,479,335 Common Shares.

The Common Shares issued under the Offering are subject to a four-month hold period, which expires on May 14, 2021.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

January 15, 2021